Hollysys Automation Technologies Announces a High-Speed Rail ATP

Contract Win Valued at US$ 24.30 Million

Beijing, China – April 18, 2011 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, announced today signing a contract of approximately US$ 24.30 million or RMB 159.02 million to supply its 200-250km/h high-speed rail ATPs to various local bureaus of Ministry of Railways of China. The delivery is expected to be completed by the end of May 2011.

The on-board signaling equipment ATP (Automatic Train Protection) works together with the ground-based signaling equipment TCC (Train Control Center), as the crucial control elements in the high-speed railway signaling systems to ensure the safety and reliability of the high-speed railway traffic and operation.

Dr. Changli Wang, CEO and Chairman of Hollysys, commented: “We are very pleased of winning the 200-250km/h high-speed rail ATPs contract under the current market situation. With approximately 17,000 km of high-speed rail tracks currently in construction and newly announced budget of RMB 2.8 trillion for the next five years, we are still seeing a huge market potential in high-speed rail signaling market for leading players like Hollysys to realize and capture going forward. Hollysys will continue to leverage on its core growth pillar foundations of strong R&D capability and strategic alliance to increase its market share in this unprecedented high-speed rail build-out.”

About Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,000 employees with nationwide Presence in 29 cities in China and serves over 1700 customers in the industrial, railway, subway & nuclear industries. Its proprietary technologies are applied in product lines including Distributed Control System (DCS) and Programmable Logic Controller (PLC) for industrial sector, high-speed railway signaling system of TCC (Train Control Center) and ATP (Automatic Train Protection), subway supervisory and control platform (SCADA), and nuclear conventional island automation and control system.

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Safe Harbor
This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact information:
Hollysys Automation Technologies, Ltd.
www.hollysys.com

Jennifer Zhang
Investor Relations Manager
(8610) 5898-1386
investors@hollysys.com

Lily Yu
Investor Relations
(8610) 5898-1326/+1-646-593-8125
yuyiou@hollysys.com